UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-42473

LOGPROSTYLE INC.

3-6-23 Kitaaoyama

Minato-ku, Tokyo 107-0061, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

On March 24, 2025, LOGPROSTYLE INC. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Spartan Capital Securities, LLC, as representative of the several underwriters listed on Schedule 1 to the Underwriting Agreement (the “Representative”), relating to the Company’s initial public offering (the “IPO”) of 2,000,000 common shares (the “Common Shares”). The Company also granted the underwriters a 45-day option to purchase up to 300,000 additional Common Shares on the same terms and conditions for the purpose of covering any over-allotments in connection with the IPO.

On March 26, 2025, the Company closed the IPO. The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-283286), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 15, 2024, as amended, and a post-effective amendment thereto was declared effective by the SEC on March 24, 2025. The Common Shares were priced at $5.00 per Common Share, and the offering was conducted on a firm commitment basis. The Common Shares were approved for listing on the NYSE American LLC and commenced trading under the ticker symbol “LGPS” on March 25,2025.

In connection with the IPO, the Company issued a press release on March 24, 2025 announcing the pricing of the IPO, and a press release on March 26, 2025 announcing the closing of the IPO.

Copies of the Underwriting Agreement and the two press releases are attached hereto as Exhibits 10.1, 99.1, and 99.2, respectively, and are incorporated by reference herein. The foregoing summary of the terms of the Underwriting Agreement does not purport to be a complete description of the document described in this Form 6-K, and is subject to, and qualified in its entirety by, such document.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBIT INDEX

Exhibit No	Description
10.1	Underwriting Agreement, dated as of March 25, 2025, between the Company and the Representative

99.1	Press Release on Pricing of the Company’s Initial Public Offering

99.2	Press Release on Closing of the Company’s Initial Public Offering

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LOGPROSTYLE INC.

By:	/s/ Yasuyuki Nozawa
Yasuyuki Nozawa
Chief Executive Officer, President, and Representative Director

Date: March 26, 2025